UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009567

February 25, 2004

Meredith B. Cross
Wilmer, Cutler & Pickering
2445 M. Street, N.W.
Washington, DC 20037-1420

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/25/2004

Re: The Home Depot, Inc.
Incoming letter dated January 28, 2004

Dear Ms. Cross:

This is in response to your letter dated January 28, 2004 concerning the shareholder proposal submitted to Home Depot by Ryan G. Webb. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

PROCESSED
MAR 08 2004
THOMSON
FINANCIAL

cc: Ryan G. Webb
Vanderbilt University
Station B 2916
Nashville, TN 37235

354950

RECEIVED WILMER, CUTLER & PICKERING
2445 M STREET, N.W.
2004 JAN 29 AM 11:54 WASHINGTON, DC 20037-1420

MEREDITH B. CROSS
(202) 663-6644
MEREDITH.CROSS@WILMER.COM

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

TELEPHONE +1 (202) 663 6000
FACSIMILE +1 (202) 663 6363
WWW.WILMER.COM

WASHINGTON
NEW YORK
BALTIMORE
NORTHERN VIRGINIA
LONDON
BRUSSELS
BERLIN

RECD S.E.C.
JAN 2 9 2004
1086

January 28, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to The Home Depot, Inc. by Mr. Ryan G. Webb

This letter is submitted on behalf of The Home Depot, Inc. (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to a shareholder proposal and accompanying supporting statement (the "Proposal") submitted for inclusion in the Company's proxy statement and form of proxy for its 2004 Annual Meeting of Stockholders (the "Proxy Materials"). The full text of the Proposal is attached hereto as Exhibit A. For the reasons set out in this letter, the Company believes it is appropriate to omit the Proposal from its Proxy Materials. The Proposal was submitted to the Company by Mr. Ryan G. Webb (the "Proponent"). In accordance with Rule 14a-8(j), enclosed are six copies of this letter, including all exhibits, and the Company is simultaneously providing the Proponent with a copy of this submission.

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials.

We believe that the Proposal may properly be omitted from the Proxy Materials because the Proponent failed to establish his eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, or the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder submits] the proposal." The Proponent did not include evidence demonstrating satisfaction of Rule 14a-8(b) with the his letter to the Company accompanying the Proposal, received by the Company on December 15, 2003. Accordingly, in a letter dated December 15, 2003, the Company informed Proponent of the requirements of Rule 14a-8(b), stated the type of documents that constituted sufficient proof of eligibility, and indicated that the Proponent was required to respond within 14 days of receiving the Company's letter. See Exhibit B. The Company's letter was sent to the Proponent via overnight delivery, and the Company has confirmation that the Proponent received the letter on December 16, 2003. See Exhibit C.

The Proponent did not respond to the Company's letter within 14 days of its receipt, and has not responded as of the date of this letter. Rule 14a-8(f) provides that a company may exclude a stockholder proposal if a proponent fails to provide evidence that the proponent has satisfied the beneficial ownership requirements of Rule 14a-8(b), but only if the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company has satisfied its obligation under Rule 14a-8 through its December 15, 2003 letter to the Proponent.

On numerous occasions, the Staff has taken a no-action position concerning a Company's omission of a stockholder proposal based on a proponent's failure to provide evidence of its eligibility under Rules 14a-8(b) and 14a-8(f)(1). *See, e.g.* Citigroup Inc. (available Jan. 15, 2004); Motorola Inc. (available Jan. 12, 2004); CNF Inc. (available Jan. 12, 2004); Baxter International Inc. (available Jan. 7, 2004).

The Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

By copy of this letter the Company is also concurrently notifying the Proponent of the Company's intention to omit the Stockholder Proposal from the 2004 Proxy Materials and its reasons for deeming the omission proper. The Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the Staff.

We would greatly appreciate the Staff's response at its earliest convenience. Given the volume of proxy statements that the Company needs to prepare for mailing (in excess of two million), the Company will need to know the complete contents of the 2004 Proxy Materials on or about March 31, 2004.

If you have any questions or need any further information, please contact the undersigned at (202) 663-6644, or Jennifer Zepralka of this office at (202) 663-6798.

Respectfully submitted,

Meredith B. Cross

Copy to: Mr. Ryan G. Webb (via FedEx)

RECEIVED
DEC 15 2003
Legal Dept./Securities

Ryan G. Webb
Vanderbilt University
Station B 2916
Nashville, TN 37235

To: Frank L. Fernandez
From: Ryan G. Webb

I would like to have the attached stockholder proposal included in the coming proxy statement. You may contact me at the above address with any questions. Please confirm receipt of this letter and acknowledge that it will be included in the report.

RESOLVED: "That the stockholders of HOME DEPOT urge the Board to take necessary steps to insure equal benefits for the domestic partners of its employees."

REASONS: "Because benefits make up a large portion of wages and salaries, and because all employees of HOME DEPOT deserve equal pay."

REASONS: "Because benefits are a primary factor in considering a job offer, and without them many highly-qualified potential employees will apply elsewhere."

REASONS: "Because the 2003 Witeck-Combs Communications and Harris Interactive® survey reported that over 62 % of heterosexual adults favor medical insurance and other benefits for domestic partners of employees."

REASONS: "Because HOME DEPOT has a written policy excluding discrimination on the basis of sexual orientation, and by not extending benefits to domestically partnered employees it is violating this policy."

Regards,

Ryan G. Webb

Ryan G. Webb

2455 Paces Ferry Road, N.W. • Atlanta, GA 30339-4024

Laura Lynn Smith
Senior Corporate Counsel
Direct Dial: (770) 384-2858
Fax: (770) 384-2739
E-mail: laura-lynn_smith@homedepot.com

December 15, 2002

VIA OVERNIGHT MAIL
Mr. Ryan G. Webb
Vanderbilt University
Station B 2916
Nashville, Tennessee 37235

Dear Mr. Webb:

We have received your letter submitting a stockholder proposal for inclusion in The Home Depot, Inc.'s Proxy Statement for the 2004 Annual Meeting of Stockholders. I am writing to notify you in accordance with Rule 14a-8(f) of the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, that the materials you submitted do not meet the requirements set forth by Rule 14a-8(b) regarding evidence of stock ownership from your broker or bank and your intent to hold your shares through the date of the meeting. If you wish to respond to this notification, you should do so within 14 days of your receipt of this letter.

If you would like any additional information or if you would like to discuss this matter, please contact me at 770/384-2858.

Very truly yours,

Laura Lynn Smith
Director-Legal
& Assistant Secretary

cc: Frank L. Fernandez

I would like to have the attached stockholder proposal included in the coming proxy statement. You may contact me at the above address with any questions. Please confirm receipt of this letter and acknowledge that it will be included in the report.

RESOLVED: "That the stockholders of HOME DEPOT urge the Board to take necessary steps to insure equal benefits for the domestic partners of its employees.

REASONS: "Because benefits make up a large portion of wages and salaries, and because all employees of HOME DEPOT deserve equal pay."

REASONS: "Because benefits are a primary factor in considering a job offer, and without them many highly-qualified potential employees will apply elsewhere."

REASONS: "Because the 2003 Witeck-Combs Communications and Harris Interactive® survey reported that over 62 % of heterosexual adults favor medical insurance and other benefits for domestic partners of employees."

REASONS: "Because HOME DEPOT has a written policy excluding discrimination on the basis of sexual orientation, and by not extending benefits to domestically partnered employees it is violating this policy."

170 Words

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FOLD HERE

LAURA LYNN SMITH
770.384.2858
THE HOME DEPOT, INC.
2455 PACES FERRY ROAD
ATLANTA GA 30339

LTR 1 OF 1

SHIP TO:
RYAN G. WEBB
770.384.2858
VANDERBILT UNIVERSITY
STATION B 2916
NASHVILLE TN 37235

TN 371 9-02

UPS NEXT DAY AIR 1

TRACKING #: 1Z 712 E8W 01 9631 0236

BILLING: P/P

Reference#1: SH Prop Response Ltr
Reference#2: (MLD)

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Status: Delivered
Delivered on: Dec 16, 2003 8:47 A.M.
Signed by: BURKE
Location: MAIL ROOM
Delivered to: US

Tracking Number: 1Z 712 E8W 01 9631 023 6
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Date	Time	Location	Activity
Dec 16, 2003	8:47 A.M.	NASHVILLE, TN, US	DELIVERY
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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Home Depot, Inc.
Incoming letter dated January 28, 2004

The proposal relates to employee benefits.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(f). We note that that the proponent appears not to have responded to Home Depot's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Grace K. Lee
Special Counsel